UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 12, 2019

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In the Matter of

Ziyen, Inc.
PO Box 1500
Bonita, CA 91908

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10585

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Ziyen, Inc. filed with the Commission a post-qualification amendment to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The amendment has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 12, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary